AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 2, 2002
                                                        REGISTRATION NO. 333-


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                    FORM S-6
                               ------------------

                    FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2
                               ------------------

A.       EXACT NAME OF TRUST:

                  TAX EXEMPT SECURITIES TRUST, NEW JERSEY TRUST 159 (A UNIT INVESTMENT TRUST)

B.       NAME OF DEPOSITOR:   SALOMON SMITH BARNEY INC.

C.       COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

                              SALOMON SMITH BARNEY INC.
                              388 GREENWICH STREET, 23RD FLOOR
                              NEW YORK, NY  10013

D.       NAMES AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

                                           COPY OF COMMENTS TO:
  MICHAEL KOCHMANN                         MICHAEL R. ROSELLA, ESQ.
  Salomon Smith Barney Inc.                Paul, Hastings, Janofsky & Walker LLP
  3OO First Stamford Place, 4th Floor      75 East 55th Street
  Stamford, Connecticut  06902             New York, New York  10022 - 3205
                                           (212) 318-6800

E.       TITLE OF SECURITIES BEING REGISTERED:
                  An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F.       APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
                  As soon as practicable after the acquisition and deposit the underlying obligations.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.


762076.1

              SUBJECT TO COMPLETION, PROSPECTUS DATED JULY 2, 2002





                                                  TAX EXEMPT SECURITIES TRUST
                                                         NEW JERSEY TRUST 159
                                                    (A UNIT INVESTMENT TRUST)


         A final prospectus for a prior Series of Tax Exempt Securities Trust is hereby incorporated by reference and used as a preliminary prospectus for Tax Exempt Securities Trust Series, New Jersey Trust 159. Except as indicated below, the narrative information and structure of the final prospectus which includes the new Trust will be substantially the same as that of the previous prospectus. Although the previous prospectus includes the specific trusts indicated therein, the specific trusts included with this new Trust when deposited will differ from such previous trusts. Information with respect to this Trust, including pricing, the size and composition of the Trust portfolio, the number of units of the Trust, dates and summary information regarding the characteristics of securities to be deposited in the Trust is not now available and will be different from that shown since each trust has a unique portfolio. Accordingly, the information contained herein with regard to the previous Trusts should be considered as being included for informational purposes only. The estimated current return and long-term return for the Trust will depend on the interest rates and offering side evaluation of the securities in the Trust and may vary materially from those of previous trusts. Investors should contact account executives of the underwriters who will be informed of the expected effective date of this Trust and who will be supplied with complete information with respect to such Trust on the day of and immediately prior to the effectiveness of the registration statement relating to units of the Trust.

         The Securities and Exchange  Commission has not approved or disapproved
these  securities  or  passed  upon  the  adequacy  of  this   Prospectus.   Any
representation to the contrary is a criminal offense.

         The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


762076.1

                                     Part II

              ADDITIONAL INFORMATION NOT INCLUDED IN THE PROSPECTUS

         A. The following information relating to the Depositor is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.


                                                                                          SEC FILE OR
                                                                                      IDENTIFICATION NO.
I.       Bonding  Arrangements  and Date of  Organization of the Depositor filed pursuant to Items A and B of Part II of the  Registration  Statement on
         Form S-6 under the Securities Act of 1933:

         Salomon Smith Barney Inc.                                                        2-55436

II. Information as to Officers and Directors of the Depositor filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and
         15b3-1 of the Securities Exchange Act of 1934:

         Salomon Smith Barney Inc.                                                        8-8177

III.     Charter   documents  of  the Depositor  filed  as  Exhibits   to   the
         Registration  Statement  on  Form  S-6  under  the Securities  Act  of
         1933 (Charter, ByLaws):

         Salomon Smith Barney Inc.                                                        333-83314

       B. The Internal  Revenue Service Employer  Identification  Numbers of the
Sponsor and Trustee are as follows:

         Salomon Smith Barney Inc.                                                        13-1912900
         JPMorgan Chase Bank                                                              13-4994650



Supplemented final prospectuses from the following Series of Tax Exempt Securities Trust (all of which are incorporated herein by reference) may be used as preliminary prospectuses for this Series: Tax Exempt Securities Trust, New Jersey Trust 156 (Reg. No. 333-73068); and Tax Exempt Securities Trust, New Jersey Trust 157 (Reg. No. 333-73070).




762076.1
                                      II-1

                       CONTENTS OF REGISTRATION STATEMENT

The Registration Statement on Form S-6 comprises the following papers and documents:

         The facing sheet of Form S-6.
         The Prospectus.
         Additional Information not included in the Prospectus (Part II).
           The undertaking to file reports.
           The signatures.
         *Consent of Independent Auditors.


The following exhibits:

         1.1      --       Trust Indenture and Agreement (incorporated by
                           reference to Exhibit 1.1 to the Registration
                           Statement of Tax Exempt Securities Trust, National
                           Trust 268, 1933 Act File No. 333-60620 filed on June
                           15, 2001).

         1.1.1    --       Form of Reference Trust Agreement (incorporated by
                           reference to Exhibit 1.1.1 of Tax Exempt Securities
                           Trust, National Trust 208, 1933 Act File No. 33-58591 filed on June 22, 1995).

         1.2      --       Form of Agreement Among Underwriters (incorporated by
                           reference to Exhibit 99 to the Registration Statement of Tax Exempt Securities Trust, Series 384, 1933 Act
                           File No. 33-50915 filed on December 8, 1993).

         2.1      --       Form of Certificate of Beneficial Interest (included
                           in Exhibit 1.1).

         *3.1     --       Opinion    of    counsel  as to the  legality  of the
                           securities being issued including their consent to the use of their names under the headings "Taxes" and "Miscellaneous - Legal Opinion" in the Prospectus.

         *4.1     --       Consent of the Evaluator.
--------
*        To be filed with Amendment to Registration Statement.


762076.1
                                      II-2

                                   SIGNATURES

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED IN THE CITY OF NEW YORK AND STATE OF NEW YORK ON THE 2ND DAY OF JULY, 2002.

                            Signatures appear on page II-4.

         The principal officers and a majority of the members of the Board of Directors of Salomon Smith Barney Inc. have signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such officers or directors.


762076.1
                                      II-3

SALOMON SMITH BARNEY UNIT TRUSTS
      (Registrant)
SALOMON SMITH BARNEY INC.
      (Depositor)

                                          By:  /S/  GEORGE S. MICHINARD, JR.
                                               -----------------------------
                                               GEORGE S. MICHINARD, JR.
                                               (Authorized Signatory)


      By the following persons*, who constitute the principal officers and a majority of the Board of Directors of Salomon Smith Barney Inc.:

      Name                              Title
      ----                              -----

      DERYCK C. MAUGHAN           Director
      MICHAEL A. CARPENTER        Chief Executive Officer, Chairman and Director
      MICHAEL J. DAY              Comptroller


                                          By:  /S/  GEORGE S. MICHINARD, JR.
                                               -----------------------------
                                               GEORGE S. MICHINARD, JR.
                                               (Attorney-in-Fact for the persons
                                               listed above)



----------
* Pursuant to Powers of Attorney filed as exhibits to Registration Statement Nos. 333-62533, 333-66875 and 333-83588.

                                      II-4